

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

George Athanasiadis
Chief Executive Officer
Eco Bright Future, Inc.
World Trade Center El Salvador
Calle El Mirador, 87 Ave Norte
San Salvador, El Salvador

> **Re: Eco Bright Future, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 18, 2024**
> **File No. 000-56658**

Dear George Athanasiadis:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

General

1.   As of the date of your filing, the age of the financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. Please revise the Form 10 to include the required financial statements. The Form 10 goes effective by lapse of time 60 days after the original May 16, 2024 filing date pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. To the extent you are unable to update your financial statements prior to effectiveness, please withdraw the Form 10 and re-file a new Form 10 that is in compliance with this comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sonia Bednarowski at 202-551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets